EXHIBIT 3.1

ARTICLES OF AMENDMENT FILED JUNE 6, 2008

E-Filed

Colorado Secretary of State
Date and Time: 06/06/2008 12:58 PM
Id Number: 20061109378

Document number: 20081306434

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ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20061109378

1. Entity name: V2K International, Inc.
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name:
(if applicable)

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires:
(mm/dd/yyyy)

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date:
(mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

AMD_PC Page 1 of 2 Rev. 11/15/2005

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Matsukage	Fay	M	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

455 Sherman Street
Suite 300
(Street name and number or Post Office information)

Denver	CO	80203
(City)	*(State)*	*(Postal/Zip Code)*
	United States	
(Province – if applicable)	*(Country – if not US)*	

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

AMD_PC Page 2 of 2 Rev. 11/15/2005

NOTICE:

This "image" is merely a display of information that was filed electronically. It is not an image that was created by optically scanning a paper document.

No such paper document was filed. Consequently, no copy of a paper document is available regarding this document.

Questions? Contact the Business Division. For contact information, please visit the Secretary of State's web site.

Click the following links to view attachments

Attachment 1

Series A and Series B Convertible Preferred Stock

THE SERIES A CONVERTIBLE PREFERRED STOCK AND
THE SERIES B CONVERTIBLE PREFERRED STOCK OF
V2K INTERNATIONAL, INC.
A Colorado Corporation

V2K International, Inc. (the “Company”) hereby establishes the rights, preferences, and privileges of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which consists of one million six hundred thousand (1,600,000) shares, and the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), which consists of five million (5,000,000) shares (the Series A Preferred Stock and the Series B Preferred Stock are collectively, the “Preferred Stock”).  No shares of the Preferred Stock have been issued.

1.  DIVIDEND PROVISIONS.

(a)  Series A Preferred Stock.  No dividend shall be paid or declared on any shares of Series A Preferred Stock.

(b)  Series B Preferred Stock.

(i)  Preferred Dividend.  The Company shall pay the holders of the shares of Series B Preferred Stock a dividend on the shares of Series B Preferred Stock at the rate of Five Cents ($0.05) per share per annum (subject to appropriate adjustment in the event of any stock split, combination, or other recapitalization affecting the Series B Preferred Stock) out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend payable other than in shares of the Company’s common stock (the “Common Stock”) on the Common Stock or any future series of preferred stock that the Board of Directors designates as junior to the Series B Preferred Stock (collectively, the “Junior Securities”).  The Company shall pay such dividends quarterly when, as, and if declared by the Board of Directors, on the first (1st) day of January, April, July, and October of each year commencing the quarter following the date of the initial issuance of the Series B Preferred Stock.  The Company shall accrue such dividends on each share of Series B Preferred Stock from the date of its original issuance, and shall accrue such dividends from day to day, whether earned or declared.  The Company shall cumulate such dividends so that if the Company does not pay such dividends in respect of any previous or current dividend period, the Company shall fully pay such deficiency first before any dividend or other distribution shall be paid on or declared and set apart for the Junior Securities.  The Company shall pay all accrued and unpaid dividends, whether or not declared, on the liquidation of the Company or on the conversion of the Series B Preferred Stock.  If the Company declares a dividend on the Series B Preferred Stock and the amount of the dividend is insufficient to pay the full amount of the dividend to which the holders of the Series B Preferred Stock are entitled, then the Company shall distribute the dividend ratably among such holders in proportion to the number of shares of Series B Preferred Stock owned by each such holder.  Any accumulation of dividends on the Series B Preferred Stock shall not bear interest.  The Company shall not declare or pay any dividend on or repurchase or redeem any shares of Junior Securities if there are any arrearages in the payment of dividends on the Series B Preferred Stock.

(ii)  No Participation in Other Dividends.  The Company shall not pay the holders of the Series B Preferred Stock any additional dividends beyond the dividends specified in Section 1(b)(i) hereof.  Subject to the rights of additional series of preferred stock that the Company may from time to time establish, after the prior payment in full of all accrued and unpaid dividends to the holders of the Series B Preferred Stock, the Company may (when, as, and if declared by the Board of Directors) declare and distribute dividends solely among the holders of the Common Stock, and the holders of the Series B Preferred Stock may not participate in such dividends.

2.  LIQUIDATION.

(a)  Liquidation Preference.  In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the Company shall pay the holders of the Preferred Stock, by reason of their ownership thereof, an amount equal to the sum of One Dollar ($1.00) for each outstanding share of Preferred Stock plus all accrued and unpaid dividends on such share (if applicable), whether or not declared, prior and in preference to any distribution of any of the assets of the Company to the holders of the Junior Securities, and no more.  If upon the occurrence of such event, the assets to be distributed are insufficient to pay the full liquidation preference to which the holders of the Preferred Stock are entitled, then the Company shall distribute all of its assets legally available for distribution ratably among such holders in proportion to the number of shares of Preferred Stock owned by each such holder.  The Company shall provide written notice to each holder of the Preferred Stock at least thirty (30) days prior to any liquidation, dissolution, or winding up of the Company.

(b)  Remaining Assets.  Upon the completion of the distributions required by Section 2(a) hereof and any other distribution that may be required with respect to additional series of preferred stock that the Company may from time to time establish, if the Company has any remaining assets, the Company shall distribute all of its remaining assets to the holders of the Common Stock in proportion to the number of shares of Common Stock owned by each such holder.

(c)  Consolidation or Merger.  A consolidation or merger of the Company with or into any other entity that results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid by such other entity or affiliate thereof (unless the Company’s shareholders immediately prior to such merger or consolidation own at least a majority of the equity securities and voting power of the surviving entity after such merger or consolidation), or a sale of all or substantially all of the Company’s assets, shall be deemed to be a liquidation, dissolution, or winding up of the Company within the meaning of this Section 2.  The Company shall give the holders of the Preferred Stock written notice of any such merger, consolidation, or sale of assets at least thirty (30) days prior to the consummation of such event, and upon request shall provide any holder of the Preferred Stock with a copy of all relevant documents.

3.  REDEMPTION.  The Company has neither the right nor the obligation to redeem shares of the Preferred Stock.

4.  CONVERSION.

(a)  Conversion.  A holder of the Preferred Stock at such holder’s option at any time or from time to time may convert each share of Preferred Stock into that number of fully paid and non-assessable shares of Common Stock, rounded to the nearest one-tenth (.1) of one share, equal to the quotient of One Dollar ($1.00) plus all accrued and unpaid dividends thereon (if applicable), whether or not declared, divided by the then Conversion Price, as set forth in Section 4(d) hereof.

(b)  Exercise of Conversion Rights.  Before any holder of the Preferred Stock shall be entitled to exercise such holder’s conversion rights, the holder shall surrender the certificate or certificates representing the shares to be converted and shall give written notice to the Company of the election to convert.  The Company shall issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.  The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate or certificates for the Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of that date.

(c)  Fractional Share.  The Company shall not issue fractional shares of Common Stock on the conversion of shares of Preferred Stock.  If except for the provisions of this Section 4(c), the Company is obligated to issue any fractional interest in a share of Common Stock on the conversion of shares of Preferred Stock, then the Company shall, in lieu of issuing the fractional share for that fractional interest, adjust the fractional interest by payment to the holder of the converted Preferred Stock an amount in cash (computed to the nearest cent) equal to the current market value of the fractional interest, or if there is no current market value for the Common Stock, the Board of Directors in good faith shall determine the fair value of a share of Common Stock at the time of such conversion.

(d)  Conversion Price.  The Conversion Price shall initially be Twenty Cents ($0.20).  The Company shall adjust the Conversion Price from time to time, rounded to the nearest One-Tenth of One Cent ($.001), in the event of a stock split or combination of shares of Common Stock or a dividend payable in shares of Common Stock (each, a “Stock Split”), such that each share of Preferred Stock will be convertible into the same number of shares of Common Stock after the Stock Split as a holder would have if a share of Preferred Stock had been converted into shares of Common Stock immediately prior to the Stock Split.  The Company shall adjust the Conversion Price from time to time in the event that the Company issues shares of Common Stock for a price less than the then Conversion Price, issues options, warrants, or rights exercisable to purchase shares of Common Stock at an exercise price less than the then Conversion Price, issues securities convertible into shares of Common Stock at a conversion price less than the then Conversion Price, or issues options, warrants, or rights exercisable to purchase securities convertible into shares of Common Stock at a conversion price less than the then Conversion Price (each, a “Dilution Event”).  A Dilution Event shall not include the issuance of shares of Common Stock on the conversion of convertible securities or the exercise of options or warrants outstanding on the date on which the first share of Preferred Stock is issued.  Upon a Dilution Event, the Conversion Price shall be adjusted, rounded to the nearest One-Tenth of One Cent ($.001), to be equal to the Conversion Price immediately prior to the Dilution Event, multiplied by a fraction, the numerator of which is the sum of (i) the number of shares of Common Stock outstanding on a fully diluted basis immediately prior to the Dilution Event plus (ii) the number of shares of Common Stock that the aggregate consideration received or deemed to be received pursuant to Section 4(e) hereof in the Dilution Event giving rise to this adjustment would purchase at the then Conversion Price, and the denominator of which is the number of shares of Common Stock outstanding on a fully diluted basis immediately after the Dilution Event.  Upon any adjustment of the Conversion Price caused by a Stock Split or a Dilution Event, the Company shall provide each holder of the Preferred Stock with a copy of, maintain at its principal executive office, and file with the transfer agent for the Preferred Stock, if any, a statement, signed by the Chief Executive Officer, the President, or any Vice President and the Chief Financial Officer or any Assistant Financial Officer, showing in reasonable detail the facts requiring the adjustment and the Conversion Price after the adjustment.  The transfer agent shall be under no duty or responsibility with respect to any such statement except to exhibit the statement from time to time to any holder of the Preferred Stock desiring an inspection.

(e)  Consideration Received.  The consideration received by the Company for any Dilution Event shall be the sum of all cash and the fair market value of all property other than cash, as determined by the Company’s Board of Directors in good faith, received or applied to the benefit of the Company plus, for options, warrants, and rights, the amount equal to the exercise price multiplied by the number of securities subject to such option, warrant, or right.  When equity securities are issued in connection with debt securities, the debt securities shall be valued at their full face value when allocating the consideration received by the Company between the equity and debt securities.

(f)  Reclassification.  If the Company shall reorganize or reclassify its capital stock (other than a subdivision or combination of its outstanding Common Stock), the Company shall thereafter convert each share of Preferred Stock into the number of shares or other securities or property to which a holder of the number of shares of Common Stock deliverable on conversion of the shares of Preferred Stock would have been entitled on the reorganization or reclassification.  In addition, the Company shall make an appropriate adjustment (as determined by the Board of Directors) in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Preferred Stock to the end that the provisions set forth (including provisions with respect to changes in, and other adjustments of, the conversion ratio) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares or other property thereafter deliverable on conversion of the Preferred Stock.  The Company shall provide each holder of the Preferred Stock with written notice at least thirty (30) days prior to any such reorganization or classification, and upon request shall provide any holder of the Preferred Stock with a copy of all relevant documents.

(g)  Reserve Shares.  The Company shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting conversion of the Preferred Stock, the full number of shares of Common Stock deliverable on conversion of all shares of the Preferred Stock from time to time outstanding.  The Company shall, from time to time, in accordance with Colorado law, increase the authorized number of shares of Common Stock if at any time the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all outstanding shares of Preferred Stock.

(h)  Taxes.  The Company shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Preferred Stock pursuant hereto.  The Company shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

(i)  Underwritten Offering.  If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, then a holder of Preferred Stock may condition any tender of Preferred Stock for conversion on the closing of such underwritten offering, such that the holder or person entitled to receive the Common Stock issuable on conversion of the Preferred Stock shall not be deemed to have converted the Preferred Stock until immediately prior to the closing of such underwritten offering.

(j)  Ownership Cap and Conversion Restriction.  Notwithstanding anything to the contrary set forth herein, as long as the Common Stock is publicly traded, a holder of the Preferred Stock may not convert any shares of Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock beneficially owned (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder) by such holder and all other persons whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Sections 13(d) and 16 of the Exchange Act, would exceed four and ninety-nine one-hundredths percent (4.99%) of the then issued and outstanding shares of Common Stock; provided, however, that upon the holder providing the Company with sixty-one (61)-days notice (the “Waiver Notice”) that the holder is electing to waive this Section 4(j) with regard to any or all shares of Common Stock issuable upon conversion of the shares of Preferred Stock, this Section 4(j) shall be of no force or effect with regard to those shares of Common Stock referenced in the Waiver Notice.

5.  VOTING RIGHTS.

(a)  Voting Rights.  Except as provided in Section 5(b) hereof, or as otherwise required by applicable law, the holders of the Preferred Stock shall not be entitled to vote for the election of directors or on any other matter on which the holders of the Common Stock may vote.  Holders of the Preferred Stock shall have the same right to notice of a Shareholders Meeting, or any other event at which the holders of the Common Stock may vote, as the holders of the Common Stock.

(b)  Restrictions.  As long as any shares of Preferred Stock are outstanding, the Company shall not do any of the following without first obtaining the affirmative vote or consent of the holders of a majority of the outstanding shares of Preferred Stock:

(i)  Reclassify any capital stock in a manner that alters the designations, preferences, powers, and/or the relative, participating, optional, or other special rights, or the restrictions provided for the benefit of, the Preferred Stock;

(ii)  Authorize or issue any series of preferred stock senior to or equal or pari passu with the Preferred Stock with respect to dividend (if applicable) or liquidation preferences or voting rights;

(iii)  Amend, alter, or repeal (whether by merger, consolidation, operation of law, or otherwise) any provision of, or add any provision to, the Company’s Articles of Incorporation (including, without limitation, increasing the total number of shares of Preferred Stock that the Company shall have the authority to issue) or the Company’s Bylaws that is adverse to the rights and preferences of the Preferred Stock; or

(iv)  Enter into any agreement to do any of the foregoing that is not expressly made conditional on obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock.

6.  REPORTS.  The Company shall deliver to the holders of the Preferred Stock:

(a)  Annual Financial Statements.  As soon as available and in any event within ninety (90) days after the end of each of the Company’s fiscal year, a consolidated balance sheet of the Company as at the end of such fiscal year, and the related consolidated statements of operation, cash flows, and changes in shareholders’ equity for such fiscal year, in each case setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by a report thereon of the Company’s independent public accountants, which shall be a nationally- or large regionally-recognized accounting firm, which such report shall be unqualified as to going concern and scope of audit and shall state that the financial statements of the Company as furnished present fairly in all material respects the financial condition of the Company as at the end of such fiscal year and the consolidated results of operations and cash flows of the Company for such fiscal year then ended, all in accordance with generally accepted accounting principles consistently applied, and that the examination by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, together with a copy of the “Management Letter”;

(b)  Monthly Financial Statements.  As soon as available and in any event within thirty (30) days after the end of each month, including the last month of the fiscal year, a consolidated balance sheet of the Company as at the end of such month and the related consolidated statements of operation, cash flows, and changes in shareholders’ equity for such month and for the portion of the Company’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding month and the corresponding portion of the fiscal year for both the previous fiscal year and the budget for the current fiscal year, all in reasonable detail and certified by the Company’s chief financial officer that such financial statements fairly present in all material respects the financial condition of the Company as at the end of such month and the consolidated results of operations and cash flows of the Company for such month and such portion of its fiscal year then ended, all in accordance with generally accepted accounting principles consistently applied; and

(c)  Annual Budget.  As soon as available and in any event within thirty (30) days after the beginning of each of the Company’s fiscal year, a budget for such fiscal year as approved by the Company’s Board of Directors.

7.  SENIORITY.  The Preferred Stock shall be senior with respect to dividend (if applicable) and liquidation preferences to the Junior Securities with respect to such dividend and liquidation preferences.  The Preferred Stock shall be junior with respect to dividend and liquidation preferences to all future series of preferred stock that the Board of Directors declares to be senior to the Preferred Stock with respect to such dividend and liquidation preferences.  The Preferred Stock shall be equal or pari passu with respect to dividend and liquidation preferences to all future series of preferred stock that the Board of Directors declares to be equal or pari passu with the Preferred Stock with respect to such dividend and liquidation preferences.  The Series A Preferred Stock and the Series B Preferred Stock shall be equal or pari passu with respect to liquidation preferences.